# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 06/14/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Sanad Abushala, Centris Business Gateway - Level 0/C, Triq is-Salib tal-Imriehel, Birkirkara, Malta (O1), CBD 3020, 356 9960 9158

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Enhanced Holdings LP (CIK 0002132854): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Enhanced Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 14, 2026 (as amended, the "Schedule 13D"), relating to the Class A Common Stock. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchase Agreement

On June 14, 2026, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with Apeiron pursuant to which the Issuer agreed to issue and sell to Apeiron in a private placement (the "Private Placement") (A) 5,141,388 shares of Class A Common Stock and (B) warrants to purchase 5,141,388 shares of Class A Common Stock (the "Warrants"). The Class A Common Stock and Warrants will be issued separately. The combined purchase price per share of Class A Common Stock and accompanying Warrant is $3.89.

The Private Placement is expected to close in two tranches. The first tranche, which will consist of 3,020,565 shares of Class A Common Stock and accompanying Warrants, is expected to close on or about June 22, 2026. The second tranche, which will consist of 2,120,823 shares of Class A Common Stock and accompanying Warrants, will close as soon as practicable after the effectiveness of the Stockholder Consent (as defined in the Purchase Agreement).

June 2026 Registration Rights Agreement

On June 14, 2026, the Issuer also entered into a registration rights agreement with Apeiron (the "June 2026 Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission (the "SEC"), covering the resale of the Class A Common Stock and the shares of Class A Common Stock underlying the Warrants no later than 30 days following the applicable closing date and to use commercially reasonable efforts to have the registration statement declared effective by the SEC at the earliest possible date but no later than the earlier of the 90th calendar day following the initial filing date of the registration statement, if the SEC notifies the Company that it will "review" the registration statement, and the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be "reviewed" or will not be subject to further review.

The foregoing description of the Purchase Agreement, the Warrants and the June 2026 Registration Rights Agreement do not purport to be complete and are each qualified in their entirety by the full text of the form of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Purchase Agreement, the Warrants and the June 2026 Registration Rights Agreement are incorporated herein by reference. A copy of each such agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 5: Form of Purchase Agreement, dated as of June 14, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

Exhibit 6: Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

Exhibit 7: Form of Registration Rights Agreement, dated as of June 14, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

## Signatures
- Apeiron Investment Group Ltd.: By: /s/ Sanad Abushala, Sanad Abushala, Director (06/16/2026)
- Enhanced Holdings LP: By: Enhanced Holdings GP, its general partner, By: Apeiron Investment Group Ltd., By: /s/ Sanad Abushala, Sanad Abushala, Director (06/16/2026)
- Enhanced Holdings GP: By: Apeiron Investment Group Ltd., its sole stockholder, By: /s/ Sanad Abushala, Sanad Abushala, Director (06/16/2026)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (06/16/2026)